AMBASSADORS GROUP, INC.
157 S. Howard, Suite 601
Spokane, Washington 99201

October 26, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:  Ambassadors Group, Inc. – Withdrawal of Registration Statement on Form S-8
File No. 333-202129
CIK No. 0001162315

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ambassadors Group, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-8 (File No. 333-202129), together with all exhibits thereto (the “Registration Statement”).  The Registration Statement was initially filed with the Commission on February 17, 2015.

The Company requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that the offering pursuant to the Registration Statement was abandoned and never commenced as the Company’s Board of Directors did not implement the employee stock purchase plan contemplated by the Registration Statement.  Moreover, in connection with the voluntary dissolution and liquidation of the Company, the Company filed a certificate of dissolution with the Delaware Secretary of State on October 23, 2015. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477.

Please send a copy of the written order granting withdrawal of the Registration Statement to the Company’s counsel, Bartlit Beck Herman Palenchar & Scott LLP, 1899 Wynkoop, 8th floor, Denver, Colorado 80202, facsimile number (303) 592-3140, attention Polly Swartzfager.

If you have any questions regarding this matter, please contact Polly Swartzfager at (303) 592-3175. Thank you for your assistance with this application for withdrawal.

Sincerely,

AMBASSADORS GROUP, INC.

By: /s/ Lisa N. Netz
Vice President, Finance